

Mail Stop 3561

June 14, 2018

Chee Boon Chiew
Director, Chief Executive Officer
JMax International Limited
1733-35, 17/F, Park-In Commercial Centre,
56 Dundas Street, Mongkok,
Kowloon, Hong Kong

> **Re: JMax International Limited**
> **Registration Statement on Form F-1**
> **Filed May 18, 2018**
> **File No. 333-225028**

Dear Mr. Chiew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. We note your disclosure that the selling shareholders may sell the ordinary shares described in your registration statement "at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices." Please provide a fixed price per share at which the selling shareholders are offering ordinary shares, or provide a

detailed legal analysis as to how you are eligible to conduct an "at the market offering." In this regard, to conduct an at-the-market resale offering under Rule 415, there must be an established public trading market for your ordinary shares. Refer to Item 501(b)(3) of Regulation S-K.

Presentation of Financial and Other Information

Non-GAAP Financial Measures, page 4

3. Please revise to include a definition of EBITDA margin and also provide a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please also provide a reconciliation of EBITDA margin to the measure on page 14. Further, we do not note in the sections of the filing referenced the disclosure of additional information on why you present non-GAAP financial measures and the limitations associated with using non-GAAP measures in the sections referenced. Please advise. Refer to Item 10(e)(i) of Regulation S-K.

Risk Factors, page 15

4. Please include a risk factor to address any risks that result from Dong Jiang's and Xin Jang's ownership of a majority of your ordinary shares, including the fact that it appears that they have a controlling interest in the company. In doing so, please acknowledge the risk that their interests may differ from other shareholders.

"Any funding we raise through the future sale of our ordinary shares . . ." page 17

5. We note your disclosure that you are "raising capital in order to fund [y]our growth plans through this offering," yet you disclose throughout your registration statement that you will receive no proceeds from this offering. Please revise for consistency, or clarify how the registrant will raise capital from this offering, and make conforming changes to your registration statement.

"We are a holding company whose principal source of operating cash is the income received from our subsidiary," page 26

6. Please expand this risk factor to discuss the effect that repatriation of foreign earnings could have in your company's liquidity, if any. In this regard, we note your disclosure on page 21 regarding "limitations on the repatriation of funds" and on page 42 that you expect to finance your operations from available cash and income generated from the sale of your products.

Risks Related to Our Ordinary Shares

"The trading price of our ordinary shares is likely to be volatile . . ." page 27

7. We note your reference to your "ADSs" in this section, but it does not appear that you are offering American Depositary Shares. Please clarify whether you intend to register American Depositary Shares as part of this offering, or whether you have entered into any agreement with a depositary related to this offering. Alternatively, please remove references to "ADSs" from your registration statement, and provide risk factor disclosure related to the risks to U.S. buyers purchasing your ordinary shares without the benefit of a depositary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

8. Reference is made to your combined presentation of predecessor and successor periods for the year ended March 31, 2017 on page 41. Your discussion that follows is based on a comparison of these combined periods to the prior fiscal year. It is not appropriate to combine the results for the predecessor and successor periods for purposes of discussion or otherwise, as the financial statements are prepared on different bases of accounting and are not comparable. Please revise to include a discussion and analysis of the historical results of each statement of operations period presented pursuant to Item 303 of Regulation S-K.

Business, page 47

9. We note your references here and throughout your filing to product development and manufacturing, including your disclosure that you have "implemented a structured process through which [you] take new products from idea generation, through concept screening, concept/products laboratories and early volume sizing, to final validation." It is our understanding, however, that you do not manufacture or develop any of the products you sell, but purchase existing products from your suppliers. Please clarify your role in product development and the manufacturing process, if any, or remove these references from your filing.

10. Please expand your description of Grand Worlds' operations and clarify your methods of distribution for your retail and wholesale customers. In this regard, your disclosure appears to suggest that you only have wholesale customers that are "distributors and trading companies worldwide."

Our Strategy, page 48

11. You disclose here that Guowen Ren, your founder, has been "highly successful, in identifying, acquiring and integrating value-added businesses." You also disclose that you will leverage this expertise in identifying and evaluating attractive growth opportunities. Please describe how Mr. Ren will participate in this process, inasmuch as it does not appear from the rest of your filing that he is still an officer or director of your company.

Directors, Management and Corporate Governance, page 63

12. We note your disclosure here and throughout your registration statement that your CEO Chee Boon Chiew has significant experience and expertise and has been highly successful in identifying, acquiring, and integrating value-added businesses. Please provide a brief description of these specific experiences in this section.

Executive Compensation, page 65

13. Please update your Executive Compensation Disclosures to include any compensation paid for the fiscal year ended March 31, 2018. Refer to Item 6(b) of Form 20-F for guidance.

History of Securities Issuances and Transfers

Ordinary Shares, page 94

14. It appears that the total issued ordinary shares referenced in this section are not equal to the outstanding ordinary shares referenced throughout your registration statement. Please revise.

Note 2 – Summary of Significant Accounting Policies, page F-7

15. We note you have activities and operations in Hong Kong and store inventory in the People's Republic of China. Please disclose your accounting policies for foreign currency translation and related impacts to your financial statements such as the aggregate transaction gain or loss included in determining net income or explain to us why disclosure is not necessary. Refer to ASC 830.

Intangible Asset, page F-8

16. Please provide a description of a "distribution channel" and explain the future benefits that give rise to its economic value.

<u>Item 7. Recent Sales of Unregistered Securities, page 104</u>

17. We note that, pursuant to publicly available information found on the website https://hashtaghealthy.biz/pages/how-to-be-a-jmax-investor, it appears that you may have conducted a private placement that is not disclosed in your registration statement. Please amend your registration statement to disclose this transaction, or tell us why are not required to do so. Additionally, please revise this section to identify the specific exemption relied on for each issuance and state the facts relied upon to make the cited exemptions available.   Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551- 3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jennifer López-Molina, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ *Jennifer López for*

Mara L. Ransom
Assistant Director
Office of Consumer Products